Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Company Update – Sale of Pharmasynth Pty Ltd

Melbourne, Australia, 4 March 2016. The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company) is pleased to announce that it has entered into a binding share sale agreement (SSA) to sell its wholly owned contract manufacturing biopharmaceutical company, Pharmasynth Pty Ltd (Pharmasynth) to Luina Biotechnology Pty Ltd (Luina) for a total consideration of $2,200,000 (Sale).

The Sale follows on from the strategic review commenced in May 2015 and is one of the final steps by the Company as part of its transformation into an in-vitro diagnostics (IVD) company following the acquisition of TBG Inc and the Company’s relisting on the ASX.

Luina is an Australian based private company and is a special purpose vehicle established by key management and a group of investors for the purpose of completing the Sale. Key management, including the Pharmasynth CEO Les Tillack, will jointly hold around 15-20% of the equity in Luina.

The cash consideration of $2,200,000 will be paid in three instalments: $100,000 upfront on the completion date, $1,000,000 in 24 months, and $1,100,000 in 48 months. In order to secure the payment of the deference consideration and protect its interests, the parties will enter into security interest agreements over various assets.

The Board noted that “Pharmasynth has presented its challenges to the Company over the years. As the recent half-year results show, Pharmasynth recorded a loss of $271,472 to 31 December 2015 and revenues over the same period are down some 60% on the same period last year.”

“Following the change in the Company’s core focus to an IVD company, the opportunity to sell Pharmasynth in a quasi-management buy-out is a positive not only for the Company but also for the management and staff employed by Pharmasynth.”

“The Board is confident that the structure of the Sale provides all the parties the best opportunity to realise real value from this asset and will allow the Company to maintain its focus on its new IVD business.”

The Company has sought and received advice from the ASX that Listing Rules 10.1.2 and 10.1.3 will not apply in respect of the Sale. Accordingly, the Company anticipates that the Sale will be completed by the end of the week.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.